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                             McNeil Partners, L.P.
                        13760 Noel Road, Suite 600, LB70
                              Dallas, Texas 75240

                                                                January 25, 2000

To the Limited Partners of McNeil Real Estate Fund XX, L.P.:

   We are sending you this letter to inform you of several recent developments with respect to the Partnership.

   As you undoubtedly know, on June 24, 1999, McNeil Partners, L.P. (the General Partner of the Partnership) and WXI/McN Realty L.L.C., an affiliate of Whitehall Street Real Estate Limited Partnership XI, a real estate investment fund managed by Goldman, Sachs & Co., entered into an acquisition agreement whereby the Whitehall affiliate will acquire by merger nineteen real estate limited partnerships operated by McNeil Partners and Robert A. McNeil, including the Partnership. This transaction is described in detail in the Proxy Statement first mailed to limited partners on or about December 14, 1999 and supplemented on or about January 13, 2000.

   If the Whitehall transaction closes limited partners would receive an aggregate amount (including the special distribution) of $105 in cash for each of their limited partner units in the Partnership. This amount is a $13 per unit increase over the estimated per unit aggregate amount previously set forth in the Proxy Statement. Enclosed is a second supplement to the Proxy Statement which describes this increase in price as well as the recent developments described below. You are urged to consider carefully the information set forth in the enclosed Proxy Statement Supplement.

   On or about January 14, 2000, Bond Purchase, L.L.C. commenced an unsolicited tender offer for any or all of the outstanding limited partner units in the Partnership at a price of $100 per unit. The special committee, in consultation with its legal and financial advisors, has reviewed the Bond Purchase offer and has determined that such offer does not constitute an acquisition proposal superior to the Whitehall transaction with respect to the Partnership. Accordingly, the special committee and the McNeil Investors board of directors urge you not to tender your units in the Bond Purchase offer. The reasons for the special committee's determination are set forth in the enclosed Schedule 14D-9. You are urged to consider the information set forth in the Schedule 14D-9 in its entirety.

   If you have tendered your units in the Bond Purchase offer, you are urged to complete, date, sign and promptly return to McNeil Partners the enclosed YELLOW Notice of Withdrawal that is enclosed with the Schedule 14D-9.

   If you held limited partner units in the Partnership as of December 10, 1999, whether or not you have tendered your limited partner units in the Bond Purchase offer, we urge you to mark the enclosed proxy FOR the Merger Proposal and FOR the Adjournment Proposal and then sign, date and promptly return the proxy to McNeil Partners.

   I thank you for your continued support and consideration of these matters.

                                          McNeil Partners, L.P.
                                          By: McNeil Investors, Inc., its
                                          General Partner

                                          /s/ Ron K. Taylor

                                          Ron K. Taylor
                                          President

             Limited partners with questions are encouraged to call the Investor Services department of McNeil Partners, L.P. at 1-800-576-7907.